UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 25)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
             Series A Preferred Stock, Par Value $1.00 Per Share
 Series B Exchangeable Convertible Preferred Stock, Par Value $1.00 Per Share
             Series C Preferred Stock, Par Value $1.00 Per Share
         ---------------------------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Murray A. Indick
                          BLUM CAPITAL PARTNERS, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 October 12, 1999
                                 ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 13

CUSIP NO. 903236107              SCHEDULE 13D                     Page 2 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,528,188**
   OWNED BY EACH                 Series B Stock                       46,083**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       37.2%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 3 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,528,188**
   OWNED BY EACH                 Series B Stock                       46,083**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       37.2%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 4 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER  Common Stock               24,475**
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                    Common Stock (after conversion) 7,552,663**
   OWNED BY EACH                          Series B Preferred Stock    46,083**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
                                       Common Stock                   24,475**
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                   Common Stock (after conversion) 7,552,663**
                                   Series B Preferred Stock           46,083**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       Common Stock                7,552,663**
                                       Series B Preferred Stock       46,083**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       Common Stock                    37.3%**
                                       Series B Preferred Stock       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107              SCHEDULE 13D                     Page 5 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  THE COMMON FUND

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER       Common Stock     1,077,980**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER   Common Stock    1,077,980**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  Common Stock     1,077,980**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  Common Stock          6.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 903236107              SCHEDULE 13D                    Page 6 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   4,608,300**
   OWNED BY EACH                 Series B Stock                       46,083**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   4,608,300**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   4,608,300**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       22.7%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                     Page 7 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,528,188**
   OWNED BY EACH                 Series B Stock                       46,083**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,528,188**
                                 Series B Stock                       46,083**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       37.2%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107               SCHEDULE 13D                    Page 8 of 13

This Amendment No. 25 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by BLUM CAPITAL PARTNERS, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); The Common Fund, a New York non-profit corporation, RCBA Strategic Partners, L.P. ("Strategic), a Delaware limited partnership, RCBA GP, L.L.C. ("RCBA GP"), a Delaware limited liability company; and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a Managing Member of RCBA GP (collectively, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529. This amendment to the Schedule 13D relates to shares of Common Stock, par value $0.01, Series A Preferred Stock, par value $1.00 (the "Series A Stock"), Series B Exchangeable Convertible Preferred Stock, par value $1.00 (the "Series B Stock"), and Series C Preferred Stock, par value $1.00 (the "Series C Stock"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information.

In September 1999, Richard C. Blum & Associates, L.P. changed its name to BLUM CAPITAL PARTNERS, L.P. ("BLUM LP"). BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM L.P. is RCBA Inc.

The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        Chairman,
President &           Suite 400                           BLUM LP
Chairman              San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133


CUSIP NO. 903236107               SCHEDULE 13D                    Page 9 of 13

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Claus J. Moller       909 Montgomery St.       Denmark    Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Chief Financial,      San Francisco, CA 94133             BLUM LP
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM LP

George F. Hamel, Jr.  909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended to add the following additional information:

Pursuant to a Securities Purchase Agreement, dated as of May 5, 1999, by and between Strategic and Issuer (attached to the Schedule 13D Amendment No. 24 as Exhibit B and incorporated by reference herein), Issuer sought stockholder approval of the conversion of the Series A and Series C Stock. On October 12, 1999, such approval was obtained and all of the shares of the Series A Stock (46,082.92 shares) and Series C Stock (450,000 shares) held by Strategic have

CUSIP NO. 903236107               SCHEDULE 13D                   Page 10 of 13

been exchanged for 46,083 shares of the Series B Stock. The Series B Stock will have present voting rights on an as-converted basis.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were no shares of the Series A Preferred Stock, 46,083 shares of the Series B Preferred Stock, and no shares of the Series C Preferred Stock outstanding as of October 12, 1999, and 15,652,906 shares of the Common Stock outstanding as of September 3, 1999.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following direct holdings and corresponding percentage interests in the Series B Shares and Common Stock Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):
                                                Total Common Shares
                        Series B Shares          (after conversion)
                    ---------------------      ---------------------
Name                No. Owned     % Owned      No. Owned        % Owned
-----------------   ---------     -------      ---------        -------
BLUM LP                     0        0.0%      2,919,888(1)       18.7%
RCBA Inc.                   0        0.0%      2,919,888(1)       18.7%
Richard C. Blum        46,083(4)   100.0%      7,552,663(1)(2)(4) 37.3%
The Common Fund             0        0.0%      1,077,980(3)        6.9%
Strategic              46,083(4)   100.0%      4,608,300(4)       22.7%
RCBA GP                46,083(4)   100.0%      4,608,300(4)       22.7%

(1) These shares are owned directly by five limited partnerships for which BLUM LP serves as the sole general partner, two investment advisory client accounts for which it has voting and investment discretion, and 996 shares owned directly by BLUM LP. As the sole general partner of BLUM LP, RCBA Inc. is deemed the beneficial owner of the securities over which BLUM LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. BLUM LP, RCBA Inc. and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(2) Mr. Blum has sole beneficial ownership of 24,475 shares of the Common Stock (consisting of shares held directly, shares as beneficiary of a trust and options currently exercisable).

(3) These shares are legally owned by The Common Fund (one of BLUM LP's investment advisory clients described in (1) above). BLUM LP has voting and investment power with respect to these shares, and these shares are reported as beneficially owned by BLUM LP. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership

CUSIP NO. 903236107               SCHEDULE 13D                   Page 11 of 13

in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

(4) These shares are owned directly by RCBA Strategic. Voting and investment power concerning these shares are held solely by RCBA GP, which would be deemed to have beneficial ownership of these shares. As a Managing Member of RCBA GP, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. RCBA GP and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

Based on the affiliations described in Notes (1) through (4) above, the Reporting Persons may be deemed to be members in a group.

(c) Aside from the transaction described in Item 4, no other transactions in Issuer's securities were effected by the Reporting Persons since the last
Schedule 13D.

(d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------
Item 6 of the Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, BLUM LP has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) Mr. Blum has terminated consulting agreements between himself and Issuer ($60,000 per year in consulting fees) and between BLUM LP and Issuer ($90,000 per year in consulting fees).

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 903236107              SCHEDULE 13D                   Page 13 of 13

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND
By: BLUM CAPITAL PARTNERS, L.P.       /s/ Murray A. Indick
    its investment advisor            --------------------------------
                                      RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member


CUSIP NO. 903236107               SCHEDULE 13D                  Page 14 of 13

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 22, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND
By: BLUM CAPITAL PARTNERS, L.P.       /s/ Murray A. Indick
    its investment advisor            --------------------------------
                                      RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member